SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

March 7, 2016

VIA EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom
Assistant Director

Re:	Global Payments Inc.
Registration Statement on Form S-4
Filed February 5, 2016
File No. 333-209419

Dear Ms. Ransom:

On behalf of Global Payments Inc. (“Global Payments”), we hereby submit the response of Global Payments to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 4, 2016 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). We have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and general updates. In connection with this letter and the filing of Amendment No. 1, we are sending to the Staff, by overnight courier, four courtesy copies of Amendment No. 1 marked to show changes from the Registration Statement as filed on February 5, 2016, and four clean courtesy copies of Amendment No. 1.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information below are based upon information provided to us by Global Payments Inc. and Heartland Payment Systems, Inc. (“Heartland”).

General

1.	We remind you of the requirements to update your financial statements and related disclosures throughout the filing to comply with Rule 3-12 of Regulation S-X. In this regard, please incorporate by reference the most recently filed financial statements for Heartland Payment Systems, Inc.

Global Payments respectfully and duly notes the Staff’s comment and understands the requirement to update financial statements and related disclosures throughout the filing to comply with Rule 3-12 of Regulation S-X. Further, in response to the Staff’s comment, Amendment No. 1 has been revised on page 128 to incorporate by reference the most recently filed financial statements for Heartland.

Cover Page

2.	Please disclose that voting stockholders will not know the combination of share and cash consideration to be received prior to voting at the stockholder meeting.

In response to the Staff’s comment, Amendment No. 1 has been revised on the cover page.

Summary

Merger Consideration, page 11

3.	Please revise to indicate the anticipated time that will lapse between the shareholder vote and the closing of the merger.

In response to the Staff’s comment, Amendment No. 1 has been revised on page 12.

4.	Disclose here, as you do in the Risk Factor section, the expected number of shares to be issued to investors, based upon currently outstanding share amounts.

In response to the Staff’s comment, Amendment No. 1 has been revised on page 12.

5.	Please tell us if you anticipate any additional issuances of shares. In this regard, it appears that additional issuances of shares have occurred since you entered into the merger agreement in December 2015. For example, we note that the number of Heartland’s outstanding shares referenced in the footnotes to the fee table, as of February 2, 2016, is different from that on the Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which provides the outstanding shares as of February 24, 2016.

Global Payments and Heartland have advised us that they each confirm that at this time they do not anticipate any additional issuances of shares of Heartland common stock prior to the closing of the mergers, other than pursuant to the vesting and/or exercise of previously outstanding equity awards, all of which were taken into account under the merger agreement. The increase in outstanding shares referenced by the Staff is a result of such vesting and exercise events, all of which were reflected in the fee table as shares subject to outstanding equity awards.

Information About the Special Meeting

Solicitation of Proxies, page 38

6.	We note that you may employ various methods to solicit proxies, including by telephone, facsimile, email or in person. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c) of the Securities Exchange Act. Please confirm your understanding.

Global Payments and Heartland have each acknowledged the Staff’s comment and confirmed its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use.

Proposal 1: The Mergers

Background of the Mergers, page 41

7.	Please discuss the reasons for and negotiations behind management’s decision regarding the valuation and form of consideration for the merger, including whether any alternatives to the cash and stock offer were considered and why such alternatives were not pursued.

In response to the Staff’s comment, Amendment No. 1 has been revised on page 42.

8.	We note your disclosure regarding the meetings in December 2015 during which potential financing plans were discussed. Please provide more detail regarding any discussions related to the indebtedness that will be assumed and the financing agreements necessary to complete the merger.

In response to the Staff’s comment, Amendment No. 1 has been revised on pages 43 and 44.

9.	Please clarify how the terms changed from the initial draft agreement to the final agreement. In this regard, we note your disclosure on page 42 that a draft merger agreement was delivered in early December and that “the parties and their counsel subsequently had regular discussions on the terms of the draft agreement.”

In response to the Staff’s comment, Amendment No. 1 has been revised on pages 42 and 43.

10.	Please discuss the “strategic alternatives” contemplated by the Heartland Board and the reasons against pursuing any particular alternative. In this regard, we note the fourth bullet point on page 45 stating that the Heartland Board believes the merger is the best option compared to the other strategic alternatives available to Heartland.

In response to the Staff’s comment, Amendment No. 1 has been revised on pages 41, 42 and 45.

Opinion of Greenhill & Co., LLC, page 47

11.	Please provide us with copies of all board books and other materials prepared by the financial advisors and shared with the boards of directors and their representatives.

The presentation materials prepared by Greenhill & Co., LLC (“Greenhill”) in connection with its opinion, dated December 15, 2015, and presented to the Heartland board of directors as summarized under the caption “Opinion of Greenhill & Co., LLC” are being provided to the Staff under separate cover by counsel for Greenhill on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rules, counsel for Greenhill has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Greenhill also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

12.	We note your disclosure on page 41 that FT Partners served as one of Heartland’s financial advisors in this transaction. If FT Partners provided any report, opinion or appraisal, please provide the information required under Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

Heartland has advised us that it hereby confirms that FT Partners provided the Heartland board of directors with certain financial advice in connection with the merger, but did not provide any report, opinion or appraisal that is required to be disclosed in the Form S-4 under Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

Discounted Cash Flow Analysis, page 53

13.	We note the description of the discounted cash flow analysis prepared by Greenhill. We further note that Greenhill relied on projections provided by Global Payments when preparing the discounted cash flow analysis. Please revise your description of the discounted cash flow analysis to disclose these projections.

In response to the Staff’s comment, Amendment No. 1 has been revised to include a new section entitled “Global Payments Projections” on page 48 disclosing the projections provided by Global Payments to Greenhill.

Financing, page 62

14.	Please expand your discussion to include a description of the significant terms of your financing commitments, including the use of financing commitments to repay certain of Heartland’s indebtedness, as disclosed in your Risk Factor section on page 32. Also file as an exhibit the debt commitment letter mentioned in this section.

In response to the Staff’s comment, Amendment No. 1 has been revised on pages 64 and 65. In addition, as contemplated by the debt commitment letter, on February 26, 2016, Global Payments entered into the First Amendment to the Second Amended and Restated Credit Agreement, First Amendment to the Second Amended and Restated Term Loan Agreement, First Amendment to the Company Guaranties and First Amendment to the Subsidiary Guaranties by and among Global Payments and Global Payments Direct, Inc., as borrowers, Bank of America, N.A., as administrative agent, and certain other lenders party thereto, which was previously filed with the SEC as Exhibit No. 10.1 on Form 8-K on March 1, 2016 and which has been filed as Exhibit 10.1 to Amendment No. 1.

Litigation Related to the Mergers, page 64

15.	Please provide any material updates regarding the pending class action suit that is challenging the merger.

In response to the Staff’s comment, Amendment No. 1 has been revised on pages 19 and 67.

The Merger Agreement, page 66

16.	We note your statements in the second sentence of the second paragraph and the first sentence of the third paragraph. Please revise this section to remove any statements that inappropriately imply that readers should not rely on the representations, warranties and covenants described in this section and in the merger agreement. Further, please clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreement and will update such disclosure as required by federal securities laws.

In response to the Staff’s comment, Amendment No. 1 has been revised on page 68. On behalf of Global Payments, we supplementally confirm that Global Payments will provide additional disclosure in its public reports to the extent it is or becomes aware of the existence of any material facts that are required to be disclosed under federal securities law and will update such disclosure as required by federal securities laws.

Where You Can Find More Information

Documents Incorporated by Reference, page 125

17.	Please revise this section to expressly incorporate by reference Global Payment’s Current Report on Form 8-K filed on March 1, 2016 and Heartland’s Annual Report on Form 10-K filed on February 29, 2016. In addition, you may wish to consider the guidance in Question 123.05 of our Compliance and Disclosure Interpretations for Securities Act Forms.

In response to the Staff’s comment, Amendment No. 1 has been revised on pages 127 and 128.

* * * * * *

Prior to or contemporaneous with a request to accelerate the effective date of the pending Registration Statement, Global Payments will provide a written statement acknowledging that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Global Payments from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Global Payments may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your assistance in this matter. Please do not hesitate to call me at (212) 455-3443 with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter or other issues relating to Amendment No. 1.

Very truly yours,

/s/ Marni J. Lerner
Marni J. Lerner

cc:	David L. Green

Global Payments Inc.